Kenneth J. Gordon 617.570.1327 kgordon@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

January 19, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Barbara C. Jacobs

Re:	Salary.com, Inc.
Registration Statement on Form S-1/A
File No. 333-138646
Filed on December 21, 2006

Dear Ladies and Gentlemen:

This letter is being furnished on behalf of Salary.com, Inc. (the “Company”) in response to comments in the letter dated January 11, 2007 (the “Letter”) from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kent Plunkett, Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) that was filed with the Commission on December 21, 2006. Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on January 19, 2007. For your convenience, we will supplementally provide the Staff via courier four (4) copies of Amendment No. 2, which has been marked to show the changes to the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2 as marked. Copies of this letter and its attachments are being sent under separate cover to Jay Ingram of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Please note that Amendment No. 2 reflects the Company’s 1 for 8.93 reverse stock split of its common stock effected on January 17, 2007. For purposes of this Letter in order to maintain consistency with the information referenced in the December 21, 2006 letter to the Commission (the “December 21 Letter”), all references to share and price per share in this Letter do not reflect the reverse split.

Prospectus Summary, page 1

1.	In response to comment 7 of our letter dated December 8, 2006, you tell us that the comScore Networks report and the Yankee Group study are available at costs that exceed a nominal charge. As a result, please provide consents of comScore and Yankee Group for the use of this information or adopt it as the company’s own.

RESPONSE: The Company advises the Staff that it has obtained the consent of the Yankee Group and comScore Networks and have filed these consents as Exhibits 23.4 and 23.5, respectively, to Amendment No. 2.

Barbara C. Jacobs

January 19, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 37

Stock-Based Compensation, page 38

2.	We note the revisions you made in response to comment 13 of our letter dated December 8, 2006. Please revise to provide quantification of the various assumptions used in determining fair value. In this regard, we note that you may consider disclosing a range for each assumption. See Disclosure Example Number 2 in the Practice Aid

RESPONSE: The Company advises the Staff that pages 40 and 41 of the prospectus have been revised in response to the Staff’s comment.

Results of Operations, page 43

3.	We note the revisions you have made in response to comment 16 of our letter dated December 8, 2006. Although your revised disclosures provide additional quantification for changes in expense categories, you have not quantified the impact of the increases in revenue. Please revise your disclosures to quantify each of the factors that resulted in the increases in revenue in the periods presented.

RESPONSE: The Company advises the Staff that pages 43, 44, 45 and 46 of the prospectus have been revised in response to the Staff’s comment.

Liquidity and Capital Resources, page 48

4.	We are reissuing comment 17 of our letter dated December 8, 2006. Your revised discussion of cash flows from operating activities continues to be essentially a recitation of the reconciling items identified on the face of the statements of cash flows. This does not contribute to an understanding of your sources and uses of cash, rather it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise your disclosures accordingly or explain why you believe your current disclosures are sufficient. See SEC Release 33-8350 Section IV.B.I.

RESPONSE: The Company advises the Staff that pages 49 and 50 of the prospectus have been revised in response to the Staff’s comment.

Barbara C. Jacobs

January 19, 2007

Note 2. Summary of Significant Accounting Policies

Intangible Assets and Goodwill, page F-9

5.	We note your response to comment 33 of our letter dated December 8, 2006, however, we do not believe you have provided a complete analysis under paragraph 6 of EITF 98-3 to support your conclusion that you acquired a business. Please provide us with the three-step process set forth in paragraph 6 of EITF 98-3 to support your conclusions. Describe, in sufficient detail, the inputs, processes and outputs that were acquired. Specifically identify the missing elements and further support your conclusion that the excluded assets are minor. Explain why you believe that the degree of difficulty and level of investment necessary to obtain access to or to acquire the missing elements is not significant.

RESPONSE: In response to the Staff’s comment, please find below an analysis of the three-step process described in paragraph 6 of EITF 98-3, which supports the Company’s conclusion that it acquired a business.

As discussed in paragraph 6 of EITF 98-3, “ a business is a self sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.” The specific elements listed by paragraph 6 to consider whether or not a transferred set of activities and assets are sufficient to conduct normal operations are addressed as follows:

Inputs

a.    Long-lived assets, including intangible assets, or rights to use the long lived assets.

☐     As part of the Company’s acquisition of the eComp Data Services Division (“eComp”), it acquired the eComp database, certain software and other proprietary assets including all of eComp’s intellectual property. While the Company did not acquire any tangible long-lived assets, the assets acquired are deemed sufficient to support normal operations after the acquisition. The tangible assets necessary to support normal operations consisted of computers and workstations for personnel acquired. The costs of such tangible assets are not significant to the operation or the acquisition price and there is no real degree of difficulty in obtaining such assets.

b.    Intellectual property.

☐	See a. above.

c.    The ability to obtain access to necessary materials or rights.

☐    The Company acquired all rights to the eComp product offerings that are necessary to conduct ongoing operations post-acquisition.

d.    Employees

☐    The Company retained three key employees post-acquisition, including the founder of the e-Comp services division, an individual who was instrumental in the original development of the eComp data product and another support individual previously employed by eComp. Together, these retained individuals are significant to eComp’s continued operations by the Company post-acquisition.

Barbara C. Jacobs

January 19, 2007

Processes:

e.    The existence of systems, standards, protocols, conventions and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

☐    While the Company did not acquire all of the infrastructure processes of the eComp division, it did acquire the strategic management processes and the key individuals that would manage and support those processes going forward. As part of the acquisition, the Company also received the agreement from the seller to host and serve the e-Comp database through August 31, 2006 at no additional cost, with certain rights to continued use thereafter for a reasonable monthly fee. The infrastructure operational processes not acquired were considered to be minor given the limited degree of difficulty and investment necessary to re-create the necessary operational infrastructures required to operate the business as discussed above with reference to non-acquired tangible assets. With respect to other operational infrastructure such as accounting and other administrative support systems, the investment level of effort to reconfigure the business operations into a new location and infrastructure is considered nominal.

Outputs:

f.    The ability to obtain access to the customers that purchase the outputs of the transferred set.

☐    The Company acquired all rights to the then existing eComp customer list, supplemented with a five-year non-compete agreement that prevents the seller from calling upon such customers in a competitive manner.

The acquired set of assets, which is effectively a turn-key operation, provides the Company with “the ability to sustain a revenue stream by providing its outputs to customers.” For the reasons described above, any non-acquired assets are deemed minor in affecting the Company’s ability to continue the business operations post-acquisition. Moreover, since “goodwill is present in a transferred set of activities and assets,” it is further “presumed” under EITF 98-3 that any items excluded from the transferred set of assets to conduct normal operations are minor.

As such, based on the Company’s ability to continue to conduct normal operations and sustain a revenue stream from this set of assets as described above, and on the presumption under EITF 98-3 that any excluded assets are minor given the existence of goodwill, the Company has determined that the acquired set of assets is a “business”.

6.	We note the supplemental material provided in the letter dated December 21, 2006 including your analysis pursuant to Rule 3-05 of Regulation S-X in regard to your eComp acquisition. In your computation of the income test, we note that you have added back “allocated internal AON costs unique to AON and not continuing” to the net loss of eComp for 2005. Tell us the basis for removing these costs from eComp’s net loss and cite the relevant authoritative literature. It does not appear that these adjustments are consistent with Rule 1-02(w)(3) of Regulation S-X. Furthermore, please note that the use of average income is not appropriate since you reported a net loss in the most recent year. Please provide us with a revised calculation. If the result of your revised income test exceeds 20 percent, but is less than 40 percent, revise to include the financial statements of eComp for the most recent fiscal year and any interim periods as well as pro forma financial statements pursuant to Article 11 of Regulation S-X.

RESPONSE: The Company advises the Staff that it has further reviewed Rule 1-02(w)(3) and related interpretations and has revised its analysis accordingly. In further research of Rule 1-02(w)(3), the Company believes that it is widely understood that the financial statements of the target company used in the pretax income

Barbara C. Jacobs

January 19, 2007

test should exclude the income statement effect of items not being acquired. Furthermore, the financial statements used in the significance test for the business acquired or to be acquired should reflect only the operations of that business.

Upon further review of the expenses of eComp, we noted, as further explained below, that certain expenses belonging to other business units of AON should have been excluded from the eComp operating results as they did not relate to the acquired eComp division (or “business unit”, used interchangeably with “division”). More specifically, when the Company acquired eComp from AON, there were no separate formal audited financial statements available for that business unit. It is important to note that AON is a $9.8 billion public company with over 46,000 employees and eComp was a division of AON with $1 million in revenues and 5 employees. AON provided the Company with operating results specific to the eComp business unit, which we believed represented the complete operating results of the eComp business unit. When the Company responded to the Staff in the December 21 Letter, the Company utilized the operating results provided by AON without further inquiry or analysis for the pretax income test under Rule 3-05 since the Company had understood that all of the information contained within the AON operating results was solely related to the eComp division of AON. However, in preparing this letter, one of the employees who joined the Company as part of the eComp transaction and who was co-founder and manager of the eComp business conducted a detailed review of the operating results that were provided to the Company by AON and used to prepare the initial Rule 3-05 pretax income test. This review revealed that the operating results contained certain expenses of other business units of AON falling under two categories. These two categories include (1) salary expenses for individuals who were not part of the eComp business unit of AON (the seller) and (2) an allocation of rental expenses to the eComp business unit that should have been applied to other business units of AON. Below, please find a more specific analysis of each of these two considerations.

Salary Expenses:

Included in the eComp operating results were salary expenses for three AON employees that were directly attributable to a completely separate business of AON known as the CompProASP business unit of AON, which the Company did not acquire. Therefore, these expenses should not have been included as expenses of the eComp business unit and, accordingly, should not have been included in the Rule 3-05 pretax income test calculation. The Company has therefore revised the data used in its Rule 3-05 pretax income test to exclude the salary costs for the CompProASP business unit in the amount of $118,750 (there were also benefit expenses related to that salary amount which the Company did not adjust out of the revised Rule 3-05 test as the Company did not have specific information on the appropriate benefit amounts related to CompProASP). Had the Company eliminated those benefit expenses, the Rule 3-05 pretax income test would have shown an even lower percentage.

Rental Expenses:

The Company believes that the allocation to the eComp business unit included rental expenses of other business units of AON and, as such, did not relate to the eComp business we acquired. Because the Company does not have specific data on the rent allocation overcharge, the Company did not revise the data used in its Rule 3-05 pretax income test to exclude an estimated excess rental expense of $100,000 that does not relate to the eComp business unit. Had the Company eliminated that excess rent, the Rule 3-05 pretax income test would have shown an even lower percentage.

Income Averaging:

The Company acknowledges that income averaging is not applicable since the Company reported a loss, rather than income, in our latest fiscal year. The Company has now recalculated the Rule 3-05 pretax income test to utilize only the Company’s most recent reported fiscal year loss (instead of the five year average that had been previously utilized).

Barbara C. Jacobs

January 19, 2007

The information below provides the Staff with both the original Rule 3-05 pretax income test submission and the revised calculation, which reflects the excluded expenses described above and which does not provide for income averaging:

INCOME TEST	Original Submission Fiscal Year Ended 3/31/2006	Adjusted Submission Fiscal Year Ended 3/31/2006
Net Loss	$(2,518,399)	$(3,129,731)
eComp net loss - Calendar Year 2005
(Per management income statement provided by AON)	$(640,827)	$(640,827)
Less: CompProASP Division salaries included in eComp statement of operations		$118,750
Less: Allocated internal AON costs unique to AON and not continuing:
Infrastructure Charge	72,024	-
Allocated Rent	130,752	-
Communication-OvhdAllocation	3,366	-
Interoffice Alloc-Unit Mngmt	63,000	-
Corporate Overhead Allocation	42,000	-

Adjusted Net Loss	$(329,685)	$(522,077)

Percent of eComp Loss	13.1%	16.7%

SEC Requirement for Audited Financial Statements of the Acquired Entity	20.0%	20.0%

% Below Rule 3-05 Threshold	6.9%	3.3%

7.	Your response to comment 34 of our letter dated December 8, 2006 indicates that you did not allocate any value to the eComp developed software or trademark because you eliminated them after the transaction was completed. Please explain why the decision to eliminate the developed software subsequent to the acquisition impacted the allocation of the purchase price at acquisition. In this regard, please explain how you determined that the developed software did not have value at the acquisition date. Please note that fair value represents the amount that the asset could be bought or sold in a current transaction between willing parties. As part of your response, please refer to the authoritative guidance you relied upon in determining your accounting.

RESPONSE: As previously included in the Company’s response to comment 34 in the December 21 Letter, the purchase price of the eComp transaction was allocated to the assets acquired and liabilities assumed based on fair value, as required by SFAS No. 141. Management determined that the developed software and trademarks had little to no value during the pre-acquisition due diligence process and the negotiated price with AON Consulting reflected this position. Additionally, the Company had no future plans to utilize the software or tradenames. The Company felt that this opinion of the value associated with the developed software and trademarks was consistent with other potential market participants, given the fact that no other market participants offered a similar or higher price for the eComp business, and that the software was considered to be outdated and in need of complete overhaul or replacement, and the trademarks had little or no value in the marketplace into which eComp’s products are sold (and potentially considered of negative value). Additionally, subsequent to purchasing the eComp business, the Company did not try to sell the developed software or tradenames due to fact that the Company was not aware of any willing parties interested in purchasing the assets. Lastly, and to further support the position that the developed software and tradenames had no value, the Company abandoned the property immediately after determining that no parties would be interested in purchasing the assets.

Paragraph 37(e) of Statement 141 indicates that the purchase price should be assigned to intangible assets acquired in a business combination at their fair values. Appendix F of Statement 141 defines fair value as “the

Barbara C. Jacobs

January 19, 2007

amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” The guidance in paragraph 37(e) therefore appears to indicate that an entity should value an intangible asset acquired in a business combination at the amount a market participant would be willing to pay for the intangible asset, even if the acquiring entity intends to abandon the asset.

Paragraph 1 of Statement 141, however, explains that the FASB decided that Statement 141 should carry forward, without reconsideration, the general guidance in APB Opinion No. 16, Business Combinations, for assigning amounts to assets acquired and liabilities assumed. Paragraph 88(e) of Opinion 16 indicated that the purchase price should be assigned to intangible assets acquired in a purchase business combination at appraised values. In assigning the purchase price under Opinion 16, the Company understands that entities may have considered their intended use of intangible assets in determining appraised values if that intended use indicated a lower value to the acquiring entity than what a willing buyer would pay for the asset. For example, assume an entity acquired a trademark in an Opinion 16 purchase business combination with the intent to abandon the trademark once it sold the related acquired inventory. The entity may have considered its intent to abandon the trademark in its appraisal of the trademark’s value, resulting in a valuation lower than the amount that a market participant would have been willing to pay for the trademark. Accordingly, the Company believes an entity should continue to assign amounts to acquired intangible assets that will be abandoned in the same way it did or would have applied the guidance in Opinion 16.

Consequently, questions have arisen about whether an entity may consider its intent to abandon an intangible asset in allocating purchase price in a business combination accounted for under Statement 141. This matter has been discussed with representatives of the FASB who emphasize that Statement 141 carries forward without reconsideration of the general guidance in paragraph 88 of Opinion 16 for allocating the purchase price. Paragraph B100 of Statement 141 explains that:

. . . the Board recognizes that some of that guidance may be inconsistent with the term fair value as defined in this Statement . . . The Board decided, however, that it would consider those inconsistencies in a separate project on issues related to the application of the purchase method.

Accordingly, the Company believes an entity should continue to assign amounts to acquired intangible assets that will be abandoned in the same way it did or would have applied the guidance in Opinion 16.

In conclusion, the Company firmly believes that the developed software and trademark were appropriately allocated no value as of the acquisition date in accordance with the guidance provided by SFAS No. 141. Lastly, the immediate abandonment of the assets by the Company further supports its position that the assets had no value.

Revenue, Page F-11

8.	Your response to comment 38 of our letter dated December 8, 2006 indicates that the rights under the source code escrow agreements arise only in bankruptcy and other similar situations. Please describe, in reasonable detail, the “other similar situations.” In addition, explain how you considered the guidance in EITF 00-3 in concluding that there is no specific accounting as a result of the source code escrow agreement. Also, as previously requested, please quantify the arrangements that include this source code escrow arrangement.

RESPONSE: The Company has revised page F-12 to provide more detail regarding source code escrow agreements with its customers.

Barbara C. Jacobs

January 19, 2007

The Company advises the Staff that it has considered the guidance in EITF 00-3 “The Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware” with respect to its source code escrow agreements with certain customers. EITF 00-3 addresses the issue of whether or not multiple-element accounting per SOP 97-2 applies to transactions involving the licensing of software products in which end users of the software do not take possession of the software. Rather, the software application resides on the Company’s or a third party’s hardware, and the customer accesses and uses the software on an as-needed basis over the Internet or via a dedicated line (“hosting”). The form of these arrangements may be split into two elements—(a) the right to use software and (b) the hosting service. The arrangements may or may not include a license right to the software and the customer may or may not have an option to take delivery of the software. The Task Force reached a consensus that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Significant penalty contains two distinct concepts: (a) the ability to take delivery of the software without incurring significant cost and (b) the ability to use the software separately without a significant diminution in utility or value.

The Company has determined that EITF 00-3 does not apply to its situation because the customer only has the right to the software in the event that the Company’s (i) becomes the subject of a voluntary or involuntary petition in bankruptcy, and such petition is not dismissed within 60 calendar days of filing; or (ii) makes an assignment for the benefit of its creditors. These are conditional events with a remote chance of occurrence at the time of the contract and are not under the control of the customer. It is also not feasible for the customer to run the Company’s software on its own hardware or hardware hosted by a third party without significant cost or diminution of utility or value. The Company’s software is not “plug-and-play” software and cannot be easily installed on customer or third party hardware and have immediate utility to the customer. The Company’s expertise is required for the software to have ongoing utility to the customer. Once the Company’s involvement ceases, the software immediately loses much of its value.

As of September 30, 2006, the Company has approximately 50 contracts totaling approximately $1.4 million of invoices during the 6 months ended September 30, 2006 in which the customer has rights to take possession of the Company’s software due to source code escrow agreements arising from either bankruptcy or assignment of the contract by the Company for the benefit of its creditors (referred to as “other similar situations” in the Company’s response to comment #38 in the December 21 Letter).

9.	Your response to comment 39 of our letter dated December 8, 2006 seems to indicate that you account for your subscription arrangements as a single unit of accounting because the implementation services do not have value to the customer on a stand-alone basis. This accounting treatment appears to be consistent with paragraph 9a of EITF 00-21. Please confirm that our understanding of the basis for your accounting treatment is correct. If so, please clarify your disclosure that indicates that you account for your multiple element arrangements as one unit of accounting because you do not have objective and reliable evidence of fair value of the subscription services.

RESPONSE: The Company confirms that the accounting treatment for subscription arrangements is consistent with paragraph 9a of EITF 00-21. In addition, the Company has revised page F-12 of the prospectus in response to the Staff’s comment.

Barbara C. Jacobs

January 19, 2007

Recent Accounting Pronouncements, page F-16

10.	Your disclosure indicates that you do not expect the adoption of SAB 108 to have a material effect. Please be advised that since your registration statement will not be declared effective until after November 15, 2006, you must apply the guidance in SAB 108 to the financial statements included in this registration statement. We refer you to footnote 6 of SAB 108. Revise accordingly.

RESPONSE: The Company advises the Staff that it has applied the guidance in SEC Staff Accounting Bulletin (SAB) 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, to the financial statements included in Amendment No. 2. Specifically, the Company has applied the following implementation approach required by SAB 108 as follows:

•	Determine the approach used in the past
•	Gather uncorrected misstatements
•	Determine if there is a material misstatement
•	Correct uncorrected misstatements in the financial statements
•	Disclosures on initial adoption

After following the implementation approach described above, the Company has determined that the adoption of SAB 108 did not have a material impact on the Company’s financial statements. The Company has revised page F-16 of the prospectus in response to the Staff’s comment.

Note 8. Common Stock, page F-22

Stock Options, page F-22

11.	We note your response to comment 41 of our letter dated December 8, 2006. As previously requested, please explain to us how you adjust the expected volatility and explain how you determine the amount of the adjustment. In this regard, we note that your disclosure on page F-24 indicates that the volatilities of publicly-traded peer companies are adjusted for the expected volatility associated with being a newly traded public company. As part of your response, please explain how the use of this adjustment complies with SFAS 123(R) and SAB 107.

RESPONSE: As discussed in the Company’s response to comment 41 of its December 21 Letter, the Company relied on the historical volatilities, without adjustment, of its peer group companies for purposes of estimating the expected historical volatility of the Company. Contrary to the Company’s financial disclosure included on page F-23, the Company did not adjust the expected volatility from that of the calculated historical volatility. The Company has revised its disclosure on page F-23 of the prospectus in response to the Staff’s comments and the disclosure is now consistent with the Company’s accounting practices and critical accounting policies at pages 40-42 of the prospectus.

Barbara C. Jacobs

January 19, 2007

RESPONSE:

12.	Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at the November 8, 2006 option grant date. Please tell us about the assumptions used, explain the basis for the assumptions made and quantify each of the significant assumptions. As part of your response, discuss any changes in the assumptions since the October 1, 2006 valuation and explain how any changes in assumptions affected the valuation. We also note that your response to prior comment number 46 appears to indicate that a valuation may have been done as of December 15, 2006. If so, please provide an analysis for this valuation date in addition to that as of November 2006.

On November 30, 2006, the Company provided the Commission with copies of four valuation reports prepared by an independent valuation firm dated 3/31/05, 11/8/05, 3/31/06 and 10/1/06. The Company is supplementally providing the Staff with a copy of the valuation report performed by the same independent valuation firm dated as of November 6, 2006. In addition, in the December 21 Letter, in the response to comment number 46, the Company wrote:

With the issuance of stock options as of November 6, 2006 (and as the Company had not issued any options during the period beginning April 1, 2006 and ended November 5, 2006), the Company engaged the same independent valuation firm to perform a contemporaneous valuation as of November 6, 2006, which resulted in a valuation of $0.74 per share. During the intervening period since the October 1, 2006 valuation, the Company continued to show revenue growth, and the stock market continued to be strong for on-demand software companies. The probability weighting used in the November 6th valuation reflected an even higher probability of an initial public offering but still gave reasonable consideration to the Company remaining private or being sold to a single buyer. Given the uncertainties in the public markets and the offering process, the $0.74 valuation continued to reflect a discount off of the price range for the Company’s proposed initial public offering (which was not determined until several weeks after that valuation report had been completed). The fair value of the Company’s common stock increased from $0.65 per share to $0.83 from the beginning of this quarter through December 15, 2006.

The Company did not in fact have a formal valuation done as of December 15, 2006. Instead, the Company relied on an approach that took into consideration its contemporaneous valuation on November 6, 2006 of $0.74 and the mid-point of its estimated IPO filing range of $1.00. Assuming the possibility of the Company being public on or around February 8, 2007, the Company raised its internal valuation effective December 6, 2006 to $.83 per share (an increase of $.09 per share) and its internal valuation effective January 6, 2007 to $.92 (again, an increase of $.09 per share). The Company’s plan is to use a valuation of $1.00 effective February 8, 2007 if the Company is not public by that date (again, an increase of $.09 per share). As the Company had a recent contemporaneous valuation dated November 6, 2006, the Company did not believe it necessary to have additional contemporaneous valuations performed for the grants after November 6, 2006.

During the period between November 6, 2006 and December 6, 2006, the Company believes that the $.09 per share increase to $0.83 per share was justified by its continued growth in revenue, and the continued strong support in the stock market for on-demand software companies. Also, during this timeframe the Company continued to pursue its initial public offering and drew nearer to a potential IPO date. Accordingly, the Company considered the likelihood of a successful IPO to be higher and as such, came closer to the low end of our IPO filing range (which was $0.8933 per share to $1.1166 per share). Consistent with the methodology employed by the independent valuation firm in performing the five prior valuations, in arriving at the $.83 valuation, the Company analyzed the comparable trading values of the peer group used in those valuations and confirmed that the increase from $.74 to $.83 was supported.

Barbara C. Jacobs

January 19, 2007

During the period between December 6, 2006 and January 6, 2007, the Company believes that the $.09 per share increase to $0.92 per share was justified by its continued growth in revenue, and the continued strong support in the stock market for on-demand software companies. Also, during this timeframe the Company continued to pursue its initial public offering and drew nearer to a potential IPO date. Accordingly, the Company considered the likelihood of a successful IPO to be higher and as such, came above the low end of its IPO filing range. Consistent with the methodology employed by the independent valuation firm in performing the five prior valuations, in arriving at the $.92 valuation, the Company analyzed the comparable trading values of the peer group used in those valuations and confirmed that the increase from $.83 to $.92 was supported.

The difference between the $0.92 valuation used internally as of January 6, 2007 and the mid-point of our filing range of $1.00 reflects that there still is some uncertainty about the Company completing a successful IPO and that it may not end up pricing its IPO at the midpoint of the range, but rather at the low-point or at another point in-between.

13.	Your response to comment 47 of our letter dated December 8, 2006 indicates that the holders of the restricted stock are entitled to receive dividends while the shares are subject to repurchase. Please tell us what consideration you gave to presenting earnings per share using the Two-Class Method under paragraph 60 of SFAS 128. If basic and diluted earnings per share for restricted and unrestricted common stock are the same, you should provide transparent disclosure to that effect on your statements of operations and in your footnote disclosure. Please note, however, that since you will have a material number of dilutive securities in one of the respective classes of common stock (i.e. warrants, options, and preferred stock), this may result in different diluted EPS for the two classes. Also, note that while the computation of diluted EPS for the unrestricted shares would assume vesting of restricted shares, diluted EPS for restricted shares would not be impacted by vesting of another class of stock. Your footnotes to the financial statements should clearly set out how the numerators and denominators were determined in computing basic and diluted EPS for each class of common stock. Notwithstanding the fact that any potentially dilutive securities would have an anti-dilutive effect on your EPS as a result of your net losses in each of the periods presented, disclosure of securities that could potentially dilute basic EPS should be disclosed for each class of stock.

RESPONSE:

The Company advises the Staff that it is not required to present earnings per share using the Two-Class Method under paragraph 60 of SFAS 128 for the reasons discussed below:

The Company’s stock option plan allows individuals to exercise their common stock options prior to vesting. Accordingly, when this occurs, the Company issues restricted common stock for the unvested portion. Other than the vesting, these restricted common stock shares are identical to the Company’s common stock. Additionally, shares of restricted stock are subject to a right of repurchase in favor of the Company, pursuant to which the Company has the right (but not the obligation) to purchase such shares at the original price paid by the holder if the employment of such holder is terminated (either voluntarily or involuntarily). Because the Company has the right to repurchase unvested shares of restricted stock upon termination of employment of the holder at a price equal to the original price paid by such holder, EITF 00-23 issue 33(b) states that such an early exercise is not considered substantive and, therefore, requires that the exercise price be recognized as a liability on the balance sheet until the Company’s right to repurchase lapses (i.e., until the shares of restricted stock vest). Consistent with EITF 00-23 issue 33(b), the Company has recorded the exercise price for any unvested shares of restricted stock as a “subscription payable.”

Barbara C. Jacobs

January 19, 2007

According to paragraph 60 of SFAS 128:

The capital structures of some entities include:

a. Securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share)

b. A class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.

The Company does not have two classes of common stock. Although the holders of restricted stock are entitled to receive dividends that may be paid in respect of the Company’s common stock, for accounting purposes, these shares are excluded from common stock outstanding and are also excluded from the calculation of weighted average shares outstanding. As shares of restricted stock vest, such shares convert into common stock outstanding, which results in an increase in weighed average shares outstanding. The shares are added into the weighted average share calculation based on the vesting date of each individual option grant underlying outstanding shares of restricted stock.

The Financial Accounting Standards Board (FASB) has proposed Staff Position No. EITF 03-6-a, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP EITF 03-6-a). FSP EITF 03-6-a addresses whether instruments granted in share-based payment transactions may be participating securities prior to vesting and, therefore, need to be included in the computation of basic EPS pursuant to the Two-Class Method under paragraph 60 of SFAS 128. Upon approval of this FSP by the FASB, the Company’s unvested shares of restricted stock will be considered participating securities and the Company will be required to follow the Two-Class Method in determining basic EPS.

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If you require additional information, please contact the undersigned at (617) 570-1327.

Sincerely,

/S/    KENNETH J. GORDON

Kenneth J. Gordon

cc:	Kent Plunkett, Salary.com, Inc.

Kenneth S. Goldman, Salary.com, Inc.

Elliot J. Mark, Esq., Salary.com, Inc.

Stuart M. Cable, Esq., Goodwin Procter LLP

Robert E. Puopolo, Esq., Goodwin Procter LLP

Bcc:	William B. Asher, Choate Hall & Stewart
Lee S. Feldman, Choate Hall & Stewart
Amber R.E. Dolman, Goodwin Procter LLP
Alyssa W. Chandler, Goodwin Procter LLP